

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2017

William B. O'Connor
Chief Financial Officer
The Medicines Company
8 Sylvan Way
Parsippany, NJ 07054

  Re: The Medicines Company
    Form 10-K for the Fiscal Year Ended December 31, 2016
    Filed March 1, 2017
    File No. 000-31191

Dear Mr. O'Connor:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                   Division of Corporation Finance
                   Office of Healthcare & Insurance